Exhibit 18.1

April 26, 2012

The Board of Directors
The Coca‑Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

Ladies and Gentlemen:

Note 1 of the Notes to Condensed Consolidated Financial Statements of The Coca-Cola Company included in its Form 10-Q for the quarter ended March 30, 2012 describes a voluntary change in the calculation of the market-related value of plan assets related to its U.S. qualified defined benefit pension plans.  The change in method of computing the market-related value of plan assets is from a calculated value that reflects changes in the fair value of plan assets over no more than five years to a method that utilizes the actual fair value of plan assets. There are no authoritative criteria for determining a 'preferable' method of determining the market-related value of plan assets based on the particular circumstances; however, we conclude that this change in method of accounting is to an acceptable alternative method which, based on your business judgment to make these changes and for the stated reasons, is preferable in your circumstances.

We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board of any financial statements of the Company as of any date or for any period subsequent to December 31, 2011, and therefore we do not express any opinion on any financial statements of The Coca-Cola Company subsequent to that date.

Very truly yours,

/s/ ERNST & YOUNG LLP